As filed with the Securities and Exchange Commission on August 16, 1999
                                                      Registration No. 000-25277
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 AMENDMENT NO. 2
                                       TO
                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

   Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                 ---------------

                       PACIFIC MAGTRON INTERNATIONAL CORP.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


            Nevada                                      88-0353141
-------------------------------             ------------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)


       1600 California Circle
        Milpitas, California                                95035
----------------------------------------                 ----------
(Address of Principal Executive Offices)                 (Zip Code)


(Registrant's telephone number, including  area code) (408) 956-8888
                                                      ---------------

       Securities to be registered pursuant to Section 12(b) of the Act:


Title of Each Class                               Name of Each Exchange on Which
to be so Registered                               Each Class is to be Registered
-------------------                               ------------------------------
       n/a                                                      n/a
-------------------                               ------------------------------

       Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 per share
                          -----------------------------
                                (Title of Class)

     The undersigned registrant hereby amends the following items, financial statements and other portion of its Form 10 as set forth in the following pages.

================================================================================

     Item 2. Financial Information is hereby amended and restated as follows:

                          ITEM 2. FINANCIAL INFORMATION

SELECTED FINANCIAL DATA.

     The following table contains certain selected financial data of the Company and is qualified by the more detailed consolidated financial statements and the notes thereto provided in this Registration Statement. The financial data as of and for the years ended December 31, 1996 and 1997, have been derived from the Company's consolidated financial statements, which statements were audited by Meredith, Cardozo, Lanz and Chiu LLP. The financial data as of and for the year ended December 31, 1998, has been derived from the Company's consolidated financial statements, which were audited by BDO Seidman, LLP. The consolidated financial statements are included elsewhere in this Registration Statement. The financial data as of and for the years ended December 31, 1995 and 1994 have been derived from the Company's unaudited financial statements.

           Statement of                                       Fiscal Year Ended
          Operations Data                                        December 31
          ---------------           --------------------------------------------------------------------
                                        1998          1997          1996          1995          1994
                                        ----          ----          ----          ----          ----
                                                                               (unaudited)   (unaudited)
Net Sales                           $105,431,200   $96,388,500   $94,256,600   $58,714,600   $30,427,300
Net Income                             1,775,700     1,246,900     2,363,400     1,497,800       780,200
Net Income per share to Common              0.19          0.14          0.26          0.17          0.09
Shareholders - Basic and Diluted


        Balance Sheet Data                                       December 31
        ------------------          --------------------------------------------------------------------
                                         1998          1997          1996          1995          1994
                                         ----          ----          ----          ----          ----
                                                                               (unaudited)   (unaudited)
Current Assets                       $16,886,600   $10,847,800    $9,951,600    $8,692,500    $4,701,800
Current Liabilities                    8,955,100     5,116,900     5,652,900     8,063,300     2,897,900
Total Assets                          21,108,400    15,019,500    10,929,100     8,820,800     4,807,500
Long-Term Debt                         3,377,100     3,428,400            --            --       803,000
Total Liabilities                     12,363,700     8,576,300     5,842,600     6,216,400     3,700,900
Shareholders' Equity                   8,744,700     6,443,200     5,086,500     2,604,400     1,106,600

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS.

COMPANY OVERVIEW

     Pacific Magtron International Corp., a Nevada corporation (the "Company" or "Pacific Magtron") is an integrated solutions provider of computer related equipment and services. The Company's primary business is the wholesale distribution of computer and related hardware components and software for personal computers to value added resellers, retailers, systems integrators, original equipment manufacturers, independent hardware and software vendors, consultants, and contractors. In May 1998, the Company formed a corporate information systems group called FrontLine Network Consulting ("FrontLine") with the goal of serving the networking and personal computer requirements of corporate customers. As used herein and unless otherwise indicated, the terms "Company," "we," and "our" refer to Pacific Magtron International Corp. and each of its operating divisions and subsidiaries.

OPERATING RESULTS

FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997

     Sales for the year ended December 31, 1998 were $105,431,200, an increase of $9,042,700, or approximately 9%, compared to $96,388,500 for the year ended December 31, 1997. Sales increased primarily due to increased market share achieved through expanded marketing efforts by the Company's computer products group. In addition, approximately $1,524,000 of the sales earned by the Company in 1998 were attributable to the new FrontLine division that was formed in May 1998 to serve the networking and personal computer requirements of corporate customers.

     Gross margin for the year ended December 31, 1998 was $7,128,200, an increase of $1,104,400, or 18%, compared to $6,023,800 for the year ended December 31, 1997. The gross margin as a percentage of sales increased from 6.2% for the year ended December 31, 1997 to 6.8% for the year ended December 31, 1998. This increase in the gross margin percentage arose primarily as a result of better cost controls and the focus on marketing product lines with a higher gross margin. The results of the FrontLine division had a minimal effect on the gross margin in 1998 because FrontLine was formed in May 1998 and was in the early stages of developing its customer base during the remainder of that year.

     Operating expenses, including selling, general administrative and amortization of prepaid consulting fee, for the year ended December 31, 1998 were $4,048,200, an increase of $196,600, or 5%, compared to $3,851,600 for the year ended December 31, 1997. The noted increase is primarily a result of the expansion of the Company's business, including the ramp-up of the Company's FrontLine division during 1998. In addition, the Company incurred additional expenses in 1998, including a non-cash charge of $117,100 for the amortization of a prepaid consulting fee, in connection with the transition to an active publicly traded company. The noted increase is somewhat offset by a decrease in compensation expense to officers as no bonuses were paid to the officers of the Company in 1998 while $500,000 of bonuses were paid to the officers of the Company in 1997. As a percentage of sales, operating expenses decreased to 3.84% in the year ended December 31, 1998 as compared to 4.00% in the year ended December 31, 1997 reflecting a better absorption of the fixed cost component of operating expenses.

     Income from operations for the year ended December 31, 1998 was $3,080,000, an increase of $907,800, or 42%, as compared to $2,172,200 for the year ended December 31, 1997. As a percentage of sales, income from operations increased to 2.92% for the year ended December 31, 1998 as compared to 2.25% for the year ended December 31, 1997. This increase was primarily due to normal business growth and the addition of higher margin product lines which resulted in higher gross margin (as a percentage of sales and in absolute dollars) and a better absorption of the fixed cost component of operating expenses.

     Interest expense for the year ended December 31, 1998 was $278,600, an increase of $40,000, or 17%, compared to $238,600 for the year ended December 31, 1997. This increase was due to an entire year of mortgage interest paid in 1998 for the Company's new office building which was purchased during 1997. Interest income increased from $158,800 for the year ended December 31, 1997 to $177,400 for the year ended December 31, 1998, an increase of $18,600, or 12%, which was principally due to better cash management.

FISCAL YEAR ENDED DECEMBER 31, 1997 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1996

     Revenue for fiscal 1997 was $96,388,500, an increase of $2,131,900, or approximately 2.3%, compared to $94,256,600 for fiscal 1996. Revenues increased chiefly as a result of expanded marketing efforts.

     Gross profit for fiscal 1997 was $6,023,800, a decrease of $371,500, or 5.8%, compared to $6,395,300 for fiscal 1996. This decrease in gross margin to 6.2% for fiscal 1997 from 6.8% for fiscal 1996 was primarily the result of pressures on sales prices due to increased competition.

     Selling, general and administrative expenses for fiscal 1997 were $3,851,600, an increase of $1,339,900, or 53.3%, compared to $2,511,700 for fiscal 1996. As a percentage of revenue, selling, general and administrative expenses increased to 4% in fiscal 1997 from 2.7% in fiscal 1996. The increase was primarily due to the expansion of the Company's business, the hiring of twenty additional employees which increased the Company's workforce by 30%, and payment of bonuses to the Company's officers in the sum of $500,000.

     Income from operations for fiscal 1997 was $2,172,200, a decrease of $1,711,400, compared to $3,883,600 for fiscal 1996. As a percentage of revenue, income from operations decreased to 2.3% in fiscal 1997 as compared to 4.1% for fiscal 1996. The decrease resulted primarily from a narrowing of profit margins due to competition and an increase of selling, general and administrative expenses resulting from the expansion of the Company's business.

     Interest expense for fiscal 1997 was $238,600, an increase of $200,700, or 530%, compared to $37,900 for fiscal 1996. This increase resulted primarily from mortgage interest paid for the new office building. Interest income increased from $129,800 for fiscal 1996 to $158,800 for fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operating activities during the year ended December 31, 1998 was $2,191,300, which reflected the net effect of increases in accounts receivable and inventories and was partially offset by the net income for the period, the amortization of the prepaid consulting fee and an increase in accounts payable. The increase in the Company's accounts receivable, inventory and accounts payable is attributable to the Company's expansion of its product lines and growth in sales. The Company does not believe that these increases represent a long-term trend which will adversely affect liquidity. Net cash provided by operating activities during fiscal 1997 was $412,100, a decrease of $1,896,900, compared to $2,309,000 in fiscal 1996. The net cash provided by operating activities in fiscal 1997 reflects net income for the year and a decrease in inventories that was mostly offset by the decrease in accounts payable and income tax payable and increase in accounts receivable.

     Net cash used in investing activities was $91,000 for the year ended December 31, 1998, primarily reflecting cash used for the acquisition of property and equipment and advances made on a note receivable. Net cash provided by investing activities in fiscal 1997 was $13,600, primarily resulting from a decrease in other assets compared to a use of net cash for investing activities in fiscal 1996 of $699,400, which was due mainly to a deposit made on the new office building.

     Net cash provided by financing activities was $2,216,500 for the year ended December 31, 1998, primarily from the increase in floor plan inventory loans, which was partially offset by payment of the mortgage loans for the office building. The Company was able to obtain favorable financing terms on its floor plan inventory loan during the second half of 1998, which allowed the Company to increase the amount and number of lines of its inventory as part of its plan to increase sales in 1998. The $7.0 million inventory loan is collateralized by the inventory purchased, proceeds from the sale of the inventory and a personal guarantee by one of the Company's principal shareholders. The outstanding balance of the inventory loan at December 31, 1998 was $2,305,000 and the loan is subject to 45-day repayment terms, at which time interest begins to accrue at the prime rate, which was 7.75% as of December 31, 1998. Net cash used in financing activities was $117,700 for fiscal 1997 as compared to net cash provided by financing of $75,500 in fiscal 1996, a change of approximately $193,200. The fluctuation is due primarily to the 1997 decrease in the floor plan inventory loans, payment of a loan fee and principal payments on the loan received from a bank for the office building.

     As of December 31, 1998 the Company's material commitments for capital expenditures consisted of approximately $350,000 for improvements to the building owned and occupied by the Company. The Company believes that the cash flow from operations and borrowing available under its $7.0 million inventory floor plan loan will satisfy the Company's anticipated requirements for working capital through at least the next 12 months.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

     Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the standard to affect its financial statements.

INFLATION

     Inflation has not had a material effect upon the Company's results of operations to date. In the event the rate of inflation should accelerate in the future, it is expected that costs in connection with the provision by the Company of its services and products will increase, and, to the extent such increased costs are not offset by increased revenues, the operations of the Company may be adversely affected.

YEAR 2000

     The Year 2000 problem concerns the inability of certain computer systems to appropriately recognize the Year 2000 when the last two digits of the year are entered in the date field. The Company's date critical functions related to the Year 2000 and beyond, such as sales, distribution, purchasing, inventory control, merchandise, planning and replenishment, facilities, and financial systems, may be adversely affected unless these computer systems are or become Year 2000 compliant.

     The Company's management is in the process of assessing the Company's Year 2000 requirements and believes that expenditures necessary to make the Company's major computer systems and some non-critical programs Year 2000 compliant will be immaterial. The Company estimates that a complete assessment of all of its information technology and non-information technology systems will have been evaluated for Year 2000 problems on or before July 31, 1999. The Company estimates that the total cost of identifying and addressing Year 2000 problems will be $75,000, of which $10,000 has been spent or incurred to date.

     The Company has not yet developed a contingency plan for dealing with the worst case scenario, and such scenario has not yet been clearly identified. The Company plans to complete such an analysis by July 31, 1999 in order to minimize the risks associated with potential Year 2000 disruptions, including assessing the need to locate alternate vendors or service providers.

     The Company's Year 2000 compliance is partially dependent upon key third parties also being Year 2000 compliant on a timely basis. The Company could be adversely affected by the Year 2000 problem if computer systems of third parties such as banks, suppliers and others with whom the Company does business fail to address the Year 2000 problem successfully. For example, the Company may be adversely affected by, among other things, warranty and other claims made by the Company's suppliers related to product failures caused by the Year 2000 problem, the disruption or inaccuracy of data provided to the Company by non-Year 2000 compliant third parties, and the failure of the Company's service providers to become Year 2000 compliant.

     In an effort to evaluate and reduce its exposure in this area, the Company intends to make an inquiry of its vendors and other business partners about their progress in identifying and addressing problems that their computer systems may face in correctly processing date information related to the Year 2000. In particular, the Company will seek to obtain statements from a substantial majority of its suppliers that certain of their products are Year 2000 compliant, can be upgraded to meet Year 2000 demands, or do not affect "date sensitive" information. The Company estimates that this process, including analysis of responses and follow up interviews will be complete on or before June 30, 1999.

     The Company's management believes that the purchasing patterns of customers and prospective customers might be affected by Year 2000 issues. Many companies may need to modify or upgrade their information systems to address the Year 2000 problem. The effects of this issue and of the efforts by other companies to address it are unclear. Many companies are expending significant resources to correct their current software systems for Year 2000 compliance. These expenditures might result in reduced funds available to purchase services and products such as those that the Company offers.

     The Company has no reason to believe that its exposure to the risks of lack of supplier and customer Year 2000 readiness is any greater than the exposure to such risks that affect its competitors generally. However, if a significant number of the Company's key suppliers, customers and other business partners experience business disruptions as a result of their lack of Year 2000 readiness, their problems could have a material adverse effect on the financial position and operations of the Company. In addition, if all Year 2000 issues within the Company's business are not properly identified, there can be no assurance that the Year 2000 issue will not have a material adverse effect on the Company's results of operations or financial position.

     The Company's cost estimates and time frames will be influenced by its ability to identify Year 2000 problems, the nature of programming required to fix any problems, and the compliance success of third parties. For those reasons, no assurance can be given at this point that the Company's computer system will be Year 2000 compliant in a timely manner or that the Company will not incur significant additional expenses pursuing Year 2000 compliance.

FORWARD LOOKING INFORMATION

     This Registration Statement contains certain forward-looking statements and information. The cautionary statements made herein should be read as being applicable to all related forward- looking statements wherever they appear. Forward-looking statements, by their very nature, include risks and uncertainties. Accordingly, our actual results could differ materially from those discussed herein. A wide variety of factors could cause or contribute to such differences and could adversely impact revenues, profitability, cash flows and capital needs. Such factors, many of which are beyond our control, include the following: our success in obtaining new contracts; the volume and type of work orders that are received under such contracts; the accuracy of the cost estimates for the projects; our ability to complete the project on time and within budget; levels of, and ability to collect accounts receivable; availability of trained personnel and utilization of our capacity to complete work; competition and competitive pressures on pricing; and economic conditions in the United States and in the regions served.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is not exposed to material risk based on interest rate fluctuation, exchange rate fluctuation, or commodity price fluctuation.

                   ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  INDEX TO FINANCIAL STATEMENTS

          Report of Independent Certified Public
          Accountants, BDO Seidman, LLP                               F-1

          Report of Independent Certified Public
          Accountants, Meredith, Cardozo, Lanz and Chiu LLP           F-2

          Consolidated Financial Statements:

          Consolidated balance sheets as of December 31, 1998
          and 1997                                                    F-3

          Consolidated statements of income for the years
          ended December 31, 1998, 1997 and 1996                      F-4

          Consolidated statements of shareholders' equity
          for the years ended December 31, 1998, 1997 and
          1996                                                        F-5

          Consolidated statements of cash flows for the years
          ended December 31, 1998, 1997 and 1996                      F-6

          Notes to consolidated financial statements                  F-7 - F-21

          Schedule I - Valuation and qualifying accounts              F-22

     (b)  EXHIBITS

    Exhibit
    Number                               Description
    ------                               -----------

   **2.1 Stock Purchase Agreement, dated July 17, 1998, by and between Pacific Magtron, Inc., the Shareholders of Pacific Magtron, Inc., and Wildfire Capital Corporation

   **3.1       Articles of Incorporation, as Amended and Restated

   **3.2       Bylaws, as Amended and Restated

   **10.1      1998 Stock Option Plan

   **10.2      Sony Electronics Inc. Value Added Reseller Agreement, dated
               May 1, 1996

   **10.3 Logitech, Inc. Distribution and Installation Agreement, dated March 26, 1997

   **10.4      Wells Fargo Term Note, dated February 4, 1997

   **10.5      Colson Services Corp. Servicing Agent Agreement

   **10.6 Creative Labs, Inc. Mutual Confidentiality and Non-Disclosure Agreement, dated September 10, 1997

   **21.1      Subsidiaries

    *27.1      Financial Data Schedule


    * Filed herewith.
   ** Previously filed.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PACIFIC MAGTRON INTERNATIONAL CORP.,
                                            a Nevada corporation



Date: August 16, 1999                       By: /s/ Theodore S. Li
                                                --------------------------------
                                                Theodore S. Li, President
                                                Chief Executive Officer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders
Pacific Magtron International Corp.

We have audited the accompanying consolidated balance sheet of Pacific Magtron International Corp. and subsidiary (the Company) as of December 31, 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. We have also audited Schedule I - Valuation and Qualifying Accounts as of and for the year ended December 31, 1998. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit. The consolidated financial statements and schedule of Pacific Magtron International Corp. and subsidiary as of December 31, 1997 and for the years ended December 31, 1997 and 1996, were audited by Meredith, Cardozo, Lanz & Chiu LLP, whose practice has been combined with our Firm and whose report dated August 20, 1998 expressed an unqualified opinion on those statements and schedule.

We conducted our audit in accordance with generally accepted auditing principles. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Magtron International Corp. and subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Also, in our opinion, the schedule referred to above presents fairly, in all material respects, the information set forth therein as of and for the year ended December 31, 1998.


BDO Seidman, LLP

San Jose, California
February 19, 1999

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Pacific Magtron International Corp.

We have audited the accompanying consolidated balance sheet of Pacific Magtron International Corp. and subsidiary (the Company) as of December 31, 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 1997 and 1996. We have also audited
Schedule I - Valuation and Qualifying Accounts as of and for the years ended December 31, 1997 and 1996. These consolidated statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the consolidated financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Magtron International Corp. and subsidiary as of December 31, 1997, and the results of their operations and their cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

Also, in our opinion, the schedule referred to above presents fairly, in all material respects, the information set forth therein as of and for the years ended December 31, 1997 and 1996.


Meredith, Cardozo, Lanz & Chiu LLP

Milpitas, California
August 20, 1998

DECEMBER 31,                                              1998          1997
------------                                           -----------   -----------

ASSETS

CURRENT ASSETS:
  Cash and cash equivalents (Note 10)                  $ 3,197,100   $ 3,262,900
  Accounts receivable, net of allowance for
    doubtful accounts of $150,000 and $113,100
    in 1998 and 1997 (Note 10)                           6,321,800     5,102,900
  Inventories                                            6,390,300     2,066,800
  Prepaid expenses and other current assets                548,000        83,200
  Notes and interest receivable from shareholders
    (Note 2)                                               268,100       204,300
  Deferred income taxes (Note 6)                           161,300       127,700
                                                       -----------   -----------

TOTAL CURRENT ASSETS                                    16,886,600    10,847,800
PROPERTY, PLANT AND EQUIPMENT, net (Notes 3 and 4)       4,038,000     4,114,800
DEPOSITS AND OTHER ASSETS                                  183,800        56,900
                                                       -----------   -----------
                                                       $21,108,400   $15,019,500
                                                       ===========   ===========

                           CONSOLIDATED BALANCE SHEETS


DECEMBER 31,                                               1998          1997
------------                                           -----------   -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of notes payable (Note 4)             $    51,200  $    40,000
  Floor plan inventory loans (Note 5)                     2,305,000       48,400
  Accounts payable                                        6,460,300    4,938,100
  Accrued expenses                                          138,600       90,400
Total Current Liabilities                                 8,955,100    5,116,900
Notes Payable, less current portion (Note 4)              3,377,100    3,428,400
DEFERRED INCOME TAXES (Note 6)                               31,500       31,000
Total Liabilities                                        12,363,700    8,576,300
                                                        -----------  -----------

COMMITMENTS AND CONTINGENCIES
  (Notes 4, 5, 7, 8 and 9)

SHAREHOLDERS' EQUITY (Note 11):
  Preferred stock, $0.001 par value; 5,000,000 shares
    authorized; no shares issued and outstanding                 --           --
  Common stock, $0.001 par value; 25,000,000 shares
    authorized; 10,100,000 and 9,000,000 shares issued
    and outstanding, respectively                            10,100        9,000
  Additional paid-in capital                              1,299,100      774,400
  Retained earnings                                       7,435,500    5,659,800
                                                        -----------  -----------
Total Shareholders' Equity                                8,744,700    6,443,200
                                                        -----------  -----------
                                                        $21,108,400  $15,019,500
                                                        ===========  ===========

See accompanying notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME


YEARS ENDED DECEMBER 31,                   1998           1997          1996
------------------------               ------------   -----------   -----------

Sales                                  $105,431,200   $96,388,500   $94,256,600
COST OF SALES (Note 8)                   98,303,000    90,364,700    87,861,300
                                       ------------   -----------   -----------

Gross Margin                              7,128,200     6,023,800     6,395,300

Selling, General and Administrative
 Expenses                                 3,931,100     3,851,600     2,511,700
Amortization of Prepaid Consulting
 Fee (Note 11)                              117,100            --            --
                                       ------------   -----------   -----------
Income from Operations                    3,080,000     2,172,200     3,883,600
                                       ------------   -----------   -----------

OTHER EXPENSE (INCOME):
  Interest income on shareholder notes       (8,100)      (10,800)      (13,500)
  Interest income                          (169,300)     (148,000)     (116,300)
  Interest expense                          278,600       238,600        37,900
  Other                                          --        (1,600)       (4,800)
                                       ------------   -----------   -----------
TOTAL OTHER EXPENSE (INCOME)                101,200        78,200       (96,700)
                                       ------------   -----------   -----------
Income Before Income Taxes                2,978,800     2,094,000     3,980,300
INCOME TAXES (Note 6)                     1,203,100       847,100     1,616,900
                                       ------------   -----------   -----------
Net Income                             $  1,775,700   $ 1,246,900   $ 2,363,400
                                       ============   ===========   ===========

Basic and diluted earnings per share   $       0.19   $      0.14   $      0.26
                                       ============   ===========   ===========
Basic weighted average common shares
 outstanding                              9,503,300     8,988,500     8,978,600
Stock options                                33,200            --            --
                                       ------------   -----------   -----------
Diluted weighted average common shares
 outstanding                              9,536,500     8,988,500     8,978,600
                                       ============   ===========   ===========

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                          Common Stock        Additional
                                    ----------------------     Paid-in       Retained
                                      Shares       Amount      Capital       Earnings       Total
                                    ----------     ------     ----------    ----------    ----------
BALANCES, January 1, 1996            8,936,373     $ 9,000    $  621,300    $2,049,500    $2,679,800

NET INCOME                                  --          --            --     2,363,400     2,363,400
                                    ----------     -------    ----------    ----------    ----------
BALANCES, December 31, 1996          8,936,373       9,000       621,300     4,412,900     5,043,200
Issuance of common stock in debt        63,627          --       153,100            --       153,100
   conversion (Note 11)
NET INCOME                                  --          --            --     1,246,900     1,246,900
                                    ----------     -------    ----------    ----------    ----------
BALANCES, December 31, 1997          9,000,000       9,000       774,400     5,659,800     6,443,200
Issuance of common stock in          1,000,000       1,000        13,800            --        14,800
   connection with reverse merger
   (Note 1)
Issuance of common stock for           100,000         100       510,900            --       511,000
   consulting services (Note 11)
NET INCOME                                  --          --            --     1,775,700     1,775,700
                                    ----------     -------    ----------    ----------    ----------
BALANCES, December 31, 1998         10,100,000     $10,100    $1,299,100    $7,435,500    $8,744,700
                                    ==========     =======    ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,                                         1998           1997          1996
                                                             -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Income                                                  $ 1,775,700    $ 1,246,900    $ 2,363,400

 Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
   Depreciation and amortization                                 131,900        128,000         37,300
   Provision for doubtful accounts                                46,300        299,000         99,500
   Deferred income taxes                                         (33,100)        23,300        (44,500)
   Amortization of prepaid consulting fee                        117,100             --             --
   Changes in operating assets and liabilities,
    net of assets acquired and liabilities assumed:
    Accounts receivable                                       (1,265,200)    (1,283,600)       669,600
    Inventories                                               (4,323,500)       614,000       (325,500)
    Prepaid expenses and other current assets                   (209,500)       (85,600)        (4,800)
    Accounts payable                                           1,522,200       (100,400)      (255,900)
    Accrued expenses                                              46,800         36,000          9,900
    Income taxes payable                                              --       (465,500)      (240,000)
                                                             -----------    -----------    -----------
Net Cash (Used In) Provided by Operating Activities           (2,191,300)       412,100      2,309,000
                                                             -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash acquired in purchase of business                            15,900             --             --
 Notes and interest receivable from shareholders                 (63,800)       (10,800)       (13,500)
 Deposits and other assets                                        12,000        623,800       (621,300)
 Acquisition of property and equipment                           (55,100)      (599,400)       (64,600)
                                                             -----------    -----------    -----------
Net Cash (Used in) Provided by Investing Activities              (91,000)        13,600       (699,400)
                                                             -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase (decrease) in floor plan inventory loans         2,256,600        (46,100)        94,500
 Payment of loan fee                                                  --        (42,000)            --
 Principal payments on SBA loan                                  (23,500)       (18,100)            --
 Principal payments on bank loan                                 (16,600)       (11,500)            --
 Payment on equipment loan                                            --             --        (19,000)
                                                             -----------    -----------    -----------
Net Cash Provided By (Used In) Financing Activities            2,216,500       (117,700)        75,500
                                                             -----------    -----------    -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS             (65,800)       308,000      1,685,100
CASH AND CASH EQUIVALENTS, beginning of year                   3,262,900      2,954,900      1,269,800
                                                             -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, end of year                       $ 3,197,100    $ 3,262,900    $ 2,954,900
                                                             ===========    ===========    ===========

     See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF ACCOUNTING POLICIES

     THE COMPANY

     Pacific Magtron International Corp. (formerly Wildfire Capital Corporation, a publicly traded shell corporation) (the Company), a Nevada Corporation, was incorporated on January 8, 1996.

     On July 17, 1998 the Company completed the acquisition of 100% of the outstanding common stock of Pacific Magtron, Inc. (PMI), in exchange for 9,000,000 shares of the Company's $.001 par value common stock. For accounting purposes, the acquisition has been treated as the acquisition of the Company by PMI with PMI as the acquiror (reverse acquisition). The historical financial statements prior to July 17, 1998 are those of PMI. Since the Company prior to the reverse acquisition was a public shell corporation with no significant operations, pro-forma information giving effect to the acquisition is not presented. All shares and per share data prior to the acquisition have been restated to reflect the stock issuance as a recapitalization of PMI. The shares held by the shareholders of the Company prior to the acquisition (1,000,000 shares after reflecting a three for two reverse stock split effected by the Company immediately prior to the acquisition) have been recognized as if they were issued in connection with the acquisition of the Company by PMI.

     PMI, a California corporation, was incorporated on August 11, 1989. PMI's principal activity consists of importing and wholesale distribution of electronics products, computer components, and computer peripheral equipment to various companies throughout the United States.

     In May 1998, the Company formed its FrontLine Network Consulting (FrontLine) division, a corporate information systems group which serves the networking and personal computer requirements of corporate customers. Revenues and net income earned by FrontLine during 1998 were $1,524,000 (including service revenues of $115,600) and $12,600, respectively, and FrontLine's total assets were $908,200 at December 31, 1998.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     NEW ACCOUNTING PRONOUNCEMENT

     In June 1998, the FASB issued Statement of Financial  Accounting  Standards
     (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain and loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

     Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2000 to affect its financial statements.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Pacific Magtron International Corp. and its wholly-owned subsidiary, Pacific Magtron Incorporated. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments having original maturities of 90 days or less to be cash equivalents.

     ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The Company grants credit to its customers after undertaking an investigation of credit risk for all significant amounts. An allowance for doubtful accounts is provided for estimated credit losses at a level deemed appropriate to adequately provide for known and inherent risks related to such amounts. The allowance is based on reviews of loss, adjustments history, current economic conditions and other factors that deserve recognition in estimating potential losses. While management uses the best information available in making its determination, the ultimate recovery of recorded accounts receivable is also dependent upon future economic and other conditions that may be beyond management's control.

     INVENTORIES

     Inventories, consisting primarily of finished goods, are stated at the lower of cost (moving weighted average method) or market.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over the related estimated useful lives, as follows:


     Building                              39 years
     Furniture and fixtures                 7 years
     Computers and equipment                5 years
     Automobiles                            5 years


     OTHER ASSETS

     Other assets include loan origination fees that are being amortized on a method which approximates the interest method.

     ADVERTISING

     The Company's policy is to charge all advertising costs to expense as incurred. Advertising costs were $3,300, $18,200 and $57,400 for the years ended December 31, 1998, 1997 and 1996, respectively.

     REVENUE RECOGNITION

     The Company recognizes sales upon shipment provided no significant obligations remain and collectibility is probable. A provision for estimated product returns is established at the time of sale based upon historical return rates adjusted for current economic conditions. Service revenues relating to services performed by the Company's FrontLine division are recognized as earned based upon contract terms, which is generally as the service is performed.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     WARRANTY REPAIRS

     The Company is principally a distributor of numerous electronics products, for which the original equipment manufacturer is responsible and liable for product repairs and service. However, the Company does warrant its services with regards to products configured for its customers and products built to order from purchased components, and provides for the estimated costs of fulfilling these warranty obligations at the time the related revenue is recorded. Historically, warranty costs have been insignificant.

     INCOME TAXES

     The  Company  reports  income  taxes  in  accordance  with  SFAS  No.  109,
     ACCOUNTING FOR INCOME TAXES, which requires an asset and liability approach. This approach results in the recognition of deferred tax assets (future tax benefits) and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Future tax benefits are subject to a valuation allowance when management believes it is more likely than not that the deferred tax assets will not be realized.

     LONG-LIVED ASSETS

     The Company periodically reviews its long-lived assets for impairment. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company writes the asset down to its net realizable value.

     FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     *    CASH AND CASH EQUIVALENTS:

          The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value because of the short maturity of these instruments.

     *    LONG-TERM DEBT:

          The fair value of long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms and remaining maturities.

     *    NOTES RECEIVABLES FROM SHAREHOLDERS:

          The fair value of the notes receivable from  shareholders is estimated
          based  on  current   interest  rates  available  to  the  Company  for
          investments with similar terms and remaining maturities.

          As of December 31, 1998 and 1997, the fair values of the Company's financial instruments approximate their historical carrying amounts.

     EARNINGS PER SHARE

     During 1998, the Company adopted the provisions of SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity.

     RECLASSIFICATION

     Certain 1997 and 1996 financial statement amounts have been reclassified to conform to the 1998 presentation.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   NOTES AND INTEREST RECEIVABLE FROM SHAREHOLDERS

     As of December 31, 1998 and 1997, notes receivable from two shareholders aggregated $235,700 and $180,000, respectively. These notes bear interest at 5% and are unsecured. Principal and interest are due on October 9, 1999. The accrued interest receivable pertaining to these notes was $32,400 and $24,300 as of December 31, 1998, and 1997, respectively.

3.   PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment as of December 31, 1998, and 1997 follows:


     December 31,                                    1998           1997
     ------------                                 ----------     ----------
     Building and improvements (Note 4)           $2,827,400     $2,826,600
     Land                                          1,158,600      1,158,600
     Furniture and fixtures                          228,900        193,700
     Computers and equipment                          68,800         54,700
     Automobiles                                      91,000         91,000
                                                  ----------     ----------
                                                   4,374,700      4,324,600
     Less accumulated depreciation                   336,700        209,800
                                                  ----------     ----------
                                                  $4,038,000     $4,114,800
                                                  ==========     ==========

4.   NOTES PAYABLE

     In 1997, the Company obtained financing of $3,498,000 for the purchase of its office and warehouse facility. Of the amount financed, $2,500,000 was in the form of a 10-year bank loan utilizing a 30-year amortization period. This loan bears interest at the bank's 90-day LIBOR rate (5.22% as of December 31, 1998) plus 2.5%, and is secured by a deed of trust on the property. The balance of the financing was obtained through a $998,000 Small Business Administration (SBA) loan due in monthly installments through April 2017. The SBA loan bears interest at 7.569%, and is secured by the underlying property.

     Under the bank loan, the Company is required, among other things, to maintain a minimum debt service coverage, a maximum debt to tangible net worth ratio and net income on an annual basis. As of December 31, 1998, the Company was in compliance with all debt covenants.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The balances of the notes as of December 31, 1998 and 1997 are as follows:

                                                  1998              1997
                                               ----------        ----------
     Bank loan                                 $2,471,800        $2,488,400
     SBA loan                                     956,500           980,000
                                               ----------        ----------
                                                3,428,300         3,468,400
     Less current portion                          51,200            40,000
                                               ----------        ----------
                                               $3,377,100        $3,428,400
                                               ==========        ==========

     The aggregate amount of future maturities for notes payable are as follows:

     Years Ending December 31,                         Amount
     -------------------------                         ------
     1999                                          $   51,200
     2000                                              55,800
     2001                                              60,800
     2002                                              66,200
     2003                                              72,100
     Thereafter                                     3,122,200
                                                   ----------
                                                   $3,428,300
                                                   ==========

5.   FLOOR PLAN INVENTORY LOANS

     The Company has a $7 million (including a $2 million overlimit) auto-renewing floor plan inventory loan available from a financial institution which is collateralized by the purchased inventory, any proceeds from its sale or disposition, and a personal guarantee by one of the Company's officers and principal shareholders. Borrowings under the floor plan line total $2,305,000 and $48,400 as of December 31, 1998 and 1997 and are subject to 45 day repayment terms, at which time interest begins to accrue at the prime rate (7.75% as of December 31, 1998).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.   INCOME TAXES

     For the years ended December 31, 1998, 1997 and 1996, income tax expense comprises:


     1998                     CURRENT         DEFERRED         TOTAL
                             ----------      ----------      ----------
     Federal                 $  964,900       $(31,300)      $  933,600
     State                      271,300         (1,800)         269,500
                             ----------       --------       ----------
                             $1,236,200       $(33,100)      $1,203,100
                             ==========       ========       ==========

     1997                      CURRENT         DEFERRED         TOTAL
                             ----------       --------       ----------
     Federal                 $  627,900       $ 30,800       $  658,700
     State                      195,900         (7,500)         188,400
                             ----------       --------       ----------
                             $  823,800       $ 23,300       $  847,100
                             ==========       ========       ==========

     1996                      CURRENT         DEFERRED         TOTAL
                             ----------       --------       ----------
     Federal                 $1,285,700       $(43,700)      $1,242,000
     State                      375,700           (800)         374,900
                             ----------       --------       ----------
                             $1,661,400       $(44,500)      $1,616,900
                             ==========       ========       ==========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following summarizes the differences between the income tax expense and the amount computed by applying the Federal income tax rate of 34% in 1998, 1997 and 1996 to income before income taxes:

     Year Ending December 31,                  1998         1997         1996
                                            ----------   ----------   ----------
     Federal income tax at statutory rate $1,012,800 $ 712,000 $1,353,300 State income taxes, net of
       federal benefit                         190,300      135,100      263,600
                                            ----------   ----------   ----------
                                            $1,203,100   $  847,100   $1,616,900
                                            ==========   ==========   ==========

     Deferred tax assets and liabilities as of December 31, 1998 and 1997 were comprised of the following:


                                                          1998            1997
                                                        --------        --------
     Deferred tax assets:
     State income taxes                                 $ 93,500        $ 66,600
     Reserves not currently deductible                    61,800          50,700
     Accrued compensation and benefit                      6,000          10,400
                                                        --------        --------
                                                        $161,300        $127,700
                                                        ========        ========
     Deferred tax liabilities:
     Deferred interest income                                 --          10,500
     Accumulated depreciation                             31,500          20,500
                                                        --------        --------
                                                        $ 31,500        $ 31,000
                                                        ========        ========

7.   LEASE COMMITMENTS

     During 1998, 1997 and 1996, the Company leased two automobiles under operating leases due to terminate in March 1999. As of December 31, 1998, remaining payments due under these leases totaled $7,500.

     During 1996, the Company leased its facilities under a non-cancelable operating lease that terminated in December 1996. The Company extended the lease on a month-to-month basis through February 1997. In addition to the stated lease payments, the lease terms required the Company to pay common area maintenance, property taxes, insurance, and certain other costs.

     Total rent expense for the years ended December 31, 1998, 1997 and 1996 was $29,700, $47,900 and $113,900, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.   MAJOR VENDORS

     One vendor accounted for approximately 18%, 20% and 30% of the total purchases for the years ended December 31, 1998, 1997 and 1996, respectively. During the year ended December 31, 1998, one additional vendor accounted for approximately 13% of total purchases. No other vendors accounts for more than 10% of purchases for any period presented. Management believes other vendors could supply similar products on comparable terms. A change in suppliers, however, could cause a delay in availability of products and a possible loss of sales, which could affect operating results adversely.

9.   EMPLOYEE BENEFIT PROGRAM - 401(k) PLAN

     The Company has a 401(k) plan (the Plan) for its employees. The Plan is available to all employees who have reached the age of twenty-one and who have completed three months of service with the Company. Under the Plan, eligible employees may defer a portion of their salaries as their contributions to the Plan. The Company may make contributions equal to 25% of each participant's contribution up to the lesser of $9,500 or 6% of employee's salary. Contributions to the Plan totaled $12,800, $14,300 and $12,900, for the years ended December 31, 1998, 1997 and 1996, respectively.

10.  CONCENTRATION OF CREDIT RISK

     Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high quality financial institutions. As of December 31, 1998 and 1997, the Company had deposits at one financial institution which aggregated $3,029,400 and $2,828,300, respectively. Such funds are insured by the Federal Deposit Insurance Company up to $100,000.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A significant portion of the Company's revenues and accounts receivable are derived from sales made primarily to unrelated companies in the computer industry and related fields principally throughout the United States and as well as some foreign countries, including Canada, the United Kingdom, France, Russia and Israel. For the years ended December 31, 1998, 1997 and 1996, no individual customer or foreign country comprised more than 10% of sales. The Company believes any risk of accounting loss is significantly reduced due to the use of various levels of credit insurance, diversity in end customers, geographic sales areas and the Company extending credit based on established limits or terms. The Company performs credit evaluations of its customers' financial condition whenever necessary, and generally does not require cash collateral.

11.  CAPITAL STOCK

     DEBT CONVERSION

     In 1997, the two shareholders/officers of PMI converted their loans in the amount of $153,100 into 21,360 shares of PMI's common stock (equivalent to 63,627 shares of the Company's common stock after giving effect to the recapitalization described in Note 1), based on the fair value of PMI, as determined by PMI's board of directors, at the time of conversion.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     CONSULTING AGREEMENT

     On July 17, 1998 the Company issued 100,000 restricted shares of its common stock to an unrelated party under terms of a consulting agreement. The agreement requires the consultant to provide introductions to a predetermined number of investment banking contacts and provide certain financial advice to the Company over a two year period. If the services are provided, the shares will vest 50% on July 17, 1999 and 50% on July 17, 2000. If the services are not provided as required, the consultant will forfeit those shares not vested. If the Company makes an underwritten offering prior to either of the vesting dates and the consultant has provided services in connection with such offering, all of the shares not previously forfeited will vest on the close of the offering. The Company is accounting for this transaction in accordance with Emerging Issues Task Force (EITF) No. 96- 18, ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING, GOODS OR SERVICES. As the measurement date for determining the final value of these shares has yet to occur, the Company is valuing the shares at each reporting date at their then-current value. As of December 31, 1998, the Company has recorded these shares at their estimated current fair value of $511,000 as of December 31, 1998. Included in other current and long-term assets as of December 31, 1998 is $393,900 representing the unamortized portion of the prepaid consulting fees.

     STOCK OPTION PLAN

     On July 16, 1998 the Company adopted the 1998 Stock Option Plan and reserved 1,000,000 shares of Common Stock for issuance under the Plan.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Activity under the Plan is as follows:

                                                                                   Weighted-
                               Shares                   Weighted    Weighted-       Average
                             Available                   Average   Average Fair    Remaining
                                for         Options     Exercise      Value       Contractual
                               Grant      Outstanding    Average      Price          Life
                             ---------    -----------   --------   ------------   -----------
July 16, 1998                1,000,000          --       $   --       $  --             --
Conversion of PMI options
  (granted in March 1998)
   to Plan options             (75,400)      75,400        2.42        2.42
Options granted in
   November 1998              (101,400)     101,400        4.00        4.00
                             ---------     --------      ------       -----         ---------
Balances, December 31, 1998    823,200      176,800      $ 3.33       $3.33         4.5 Years
                             =========     ========      ======       =====         =========

Options exercisable at
   December 31, 1998                         None
======================                       ====


     Under the terms of the Plan, options are exercisable as determined by the Board of Directors on the date of grant and expire five years from the date of grant. The Company applies Accounting Principles Board (APB) No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations in accounting for the plan. Under APB Opinion No. 25, because the exercise price of the Company stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation cost is recognized.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of stock options at the grant date by using the Black-Scholes option pricing-model with the following weighted-average assumptions used for grants in 1998: no dividend yield; expected volatility of 54%; risk-free interest rate of 5.7%; and expected lives of 3 years for all plan options.

     Under the accounting provisions of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


      Year Ending December 31, 1998
      -----------------------------
      Net income:

           As reported                         $1,775,700
                                               ==========

           Pro forma                           $1,694,800
                                               ==========
      Basic earnings per share:

           As reported                         $     0.19
                                               ==========

           Pro forma                           $     0.18
                                               ==========

12.  STATEMENTS OF CASH FLOWS

     Cash was paid during the years ended December 31, 1998, 1997 and 1996 for:

     Years Ending December 31,            1998           1997            1996
     -------------------------         ----------     ----------      ----------

     Income taxes                      $1,242,500     $1,345,400      $1,823,500
                                       ==========     ==========      ==========

     Interest                          $  278,600     $  238,600      $   37,900
                                       ==========     ==========      ==========

                      PACIFIC MAGTRON INTERNATIONAL CORP.

                 SCHEDULE I - VALUATION AND QUALIFYING ACCOUNTS

As discussed in Note 11, non cash financing activities in 1998 resulted from the issuance of 100,000 shares of its common stock to an unrelated party under the terms of a consulting agreement.

As discussed in Note 11, non-cash financing activities in 1997 resulted from the conversion of shareholder notes in the amount of $153,100.

As discussed in Note 4, non-cash investing and financing activities in 1997 resulted from obtaining financing of $3,498,000 for the purchase of the Company's office facility and applying a deposit made in 1996 to the purchase price.

                                   Balance     Expense     Accounts     Balance
                                   -------     -------     --------     -------

Allowance for Doubtful Accounts:
- Year ended December 31, 1996     $ 23,100    $ 99,500    $ (65,700)   $ 56,900
- Year ended December 31, 1997       56,900     299,000     (242,800)    113,100
- Year ended December 31, 1998     $113,100    $ 46,300    $  (9,400)   $150,000